FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	Annual Shareholder meeting Agenda
2.	Material Event

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: April, 5 2012

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BANCO SANTANDER CHILE

ORDINARY SHAREHOLDERS’ MEETING

As indicated by the Board of Directors, Banco Santander Chile’s annual Ordinary Shareholders’ Meeting will be held on April 24, 2012 at 5:00pm at the Bank’s headquarters on Bandera 140 12th Floor. The following matters will be discussed and voted on:

  Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2011.

  Approve the payment of a dividend of Ch$1.38527763 per share or 60% of 2011 net income attributable to shareholders as a dividend, which will paid in Chile beginning on April 25, 2012. The remaining 40% of 2011 net income attributable to shareholders will be retained as reserves.

  Approval of External Auditors

  Approval of Rating Agencies

  Approve the Board of Directors’ 2011 remuneration.

  Approval of the Audit Committee’s 2012 budget and remuneration for its members.

  Account of all operations with related parties as defined by Article 89 and Title XVI of Law 18,046.

  Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by the Bank’s bylaws.

As stated in article 49 No. 12 of the General Banking Law, the Bank’s Balance Sheet was published in the Estrategia newspaper on February 23, 2012 and in more detailed manner, including notes and the auditors’ report, on our website: www.santander.cl.

PARTICIPATION IN THE MEETING

All local shareholders included in the Shareholders’ Registrar on April 18, 2012 have the right to participate in this meeting. All local shareholders included in the Shareholders’ Registrar on April 19, 2012 will have the right to receive the dividend.

RECEPTION OF PROXIES

The reception of proxies for this Meeting will be held at the same day and place of the Meeting from 4:00pm to 5.00pm.

THE PRESIDENT OF THE BOARD OF DIRECTORS

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Santiago, March 28, 2012

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in an ordinary Board Meeting held on March 27, 2012, the Board approved the hiring of the related party Isban España for the service of mainteneance and development of two technology platforms and a project of analysis and development of information systems.

Regarding this operation, the Board members Lucía Santa Cruz, Mauricio Larraín, Oscar von Chrismar, Vittorio Corbo, Carlos Olivos, Victor Arbulú, Roberto Mendez, Lisandro Serrano, Marco Colodro and Roberto Zahler expressed that these operations contribute to the Bank’s interests and that the terms are in line with market conditions as stated in the report issued by the Bank’s Audit Committee.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer

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